777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX FOLEY.COM WRITER’S DIRECT LINE 414.297.5596 pfetzer@foley.com

September 12, 2025
Via EDGAR System
Christina DiAngelo Fettig
Senior Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street N.E.
Washington, D.C.  20549
Re:	Perritt Funds, Inc. (File No. 811-21556)
Annual Shareholder Report on Form N‑CSR, as filed on January 6, 2025
Ladies and Gentlemen:
On behalf of our client, Perritt Funds, Inc. (the “Registrant”), set forth below is the Registrant’s response, on behalf of the Perritt MicroCap Opportunities Fund (the “Fund”), to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission, made on May 9, 2025, on the Annual Shareholder Report referenced above (the “Report”).  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Registrant’s responses (in regular type).
Defined terms used herein that are not otherwise defined shall have the meaning assigned to them in the Report.  If the Staff would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297‑5596.
1.
Instruction 4 to Item 27A.(i) of Form N-1A provides: “If a Fund has a website, it must make publicly available free of charge the information disclosed in the Fund’s most recently filed report on Form N-PX on or through its website as soon as reasonably practicable after filing the report.”  Please ensure that this information is available on the Fund’s website.

Response:  The Fund will ensure that this information is available on the Fund’s website.
2.
Item 27A.(b)(5) of Form N-1A provides that if the Fund discloses material fund changes under Item 27A.(g) of Form N-1A, then it must include the following statement in bold-face type in the Report: “This report describes changes to the Fund that occurred during the reporting period.”  The Fund failed to include this statement in the Report.  Please amend the Report accordingly, and ensure in future filings that this statement is included when the Fund disclosed material fund changes.

Response:  The Fund will amend the Report as requested, and will ensure that this statement is included in future filings when the Fund discloses material fund changes. The amended Report will be filed within five business days of this correspondence.
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3.
Instruction 8 to Item 27A.(d)(2) provides: “If the Fund uses an index that is different from the one used for the immediately preceding reporting period, explain the reason(s) for the change and compare the Fund’s annual change in the value of an investment in the hypothetical account with the new and former indexes.”  The Fund failed to comply with this Instruction.  Namely, there was a change in indices.  Management’s discussion of financial performance compares to the Russell MicroCap Index, which seems to be the old index.  Why does it compare to the olde index.  Please amend the Report accordingly, and ensure that the Fund complies in future filings.

Response:  The Fund will amend the Report as requested, and will ensure compliance in future filings. The amended Report will be filed within five business days of this correspondence.
4.	The iXBRL reflects the Indexes as additional Indexes, but should be tagged as primary Indexes. Please amend the Report accordingly, and ensure compliance in future filings.
Response:  The Fund will amend the Report as requested, and will ensure compliance in future filings. The amended Report will be filed within five business days of this correspondence.
5.
In the Statement of Assets and Liabilities, the “Accrued printing & mailing expense” is higher than the actual “Printing & mailing fees” in the Statement of Operations.  Supplementally, please explain the reason.

Response:  The reason is that the Fund was missing certain printing invoices. We also note that this line item was higher than usual due to the reorganization of the Perritt Ultra MicroCap Fund into the Fund.
6.
With respect to disclosure of interfund (Rule 17a-7) transactions, please revise the Report to disclose the Fund involved in the transactions, the aggregate purchases and sales by the Fund from and to other affiliated Funds, and the aggregate realized gains and losses associated with the transactions.

Response:  The Fund will amend the Report as requested. The amended Report will be filed within five business days of this correspondence.
7.
Item 3 of Form N-CSR suggests that the entire board of directors functions in the role of the audit committee, but it is only the independent directors who function in this role.  Please amend the Report to clarify this fact.

Response:  The Fund will amend the Report as requested. The amended Report will be filed within five business days of this correspondence.
8.	Please amend the Report to enhance the disclosure regarding the description of the tax services rendered for the tax fees.
Response:  The Fund will amend the Report as requested. The amended Report will be filed within five business days of this correspondence.

9.	When amending the Report, please ensure that Mr. Corbett is identified as the Principal Executive Officer on the signature page to the Form N-CSR and on the certifications.
Response:  The Fund will ensure that Mr. Corbett is identified as the Principal Executive Officer, as requested.
10.	Please explain why the Item 10 disclosure on the website differs from the Item 10 disclosure in the Form N-CSR.
Response:  This difference is inadvertent due to a clerical error.  The disclosure is substantively the same.  The Fund will revise when it amends the Report. The amended Report will be filed within five business days of this correspondence.
11.	Revise the series and class information on the EDGAR system to reflect that the Perritt Ultra MicroCap Fund is inactive.
Response:  The Fund will update this information as requested.
Sincerely,

/s/ Peter D. Fetzer

Peter D. Fetzer
Enclosures